Mail Stop 6010
Via Facsimile and U.S. Mail


July 6, 2005

Mr. Jean Vezina
Chief Financial Officer
Axcan Pharma Inc.
597 Laurier Blvd.,
Mont St-Hilaire
Quebec, Canada J3H 6C4

      Re:	Axcan Pharma Inc.
		Form 40-F for the fiscal year ended September 30, 2004
		Filed January 21, 2005
		File No. 000-30860

Dear Mr. Vezina:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.2 - Management`s Discussion and Analysis of Financial
Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 33

1. We believe that your disclosure related to estimates that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved:

a) Tell us the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b) Explain to us the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors, and introductions of generics and/or new products.

c) To the extent that information you consider in b) is quantifiable, tell us both the quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, tell us by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d) If applicable, tell us about any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e) Provide us with a roll forward of the accrual of each estimate for each period presented showing the following:

* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, tell us the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

g) Tell us why you did not provide the above information in your MD&A to give investors information about these critical accounting estimates.

Goodwill and Intangible Assets, page 33

2. As of September 30, 2004, your total net intangible assets approximate 67% of total assets. We believe your critical accounting estimates about these assets could be improved to provide more transparent, relevant, and useful disclosures, especially considering the significance of these assets to your balance sheet and operations. Please tell us the following as it relates to your intangibles:

a) By significant product and by therapeutic category in the case of insignificant products:

* The gross carrying amount and accumulated amortization as of year-end;
* Amortization period used;
* Comparison of the remaining patent life for patents underlying the trademarks, licenses, and manufacturing rights to that of the remaining estimated useful life used to amortize the intangible. If applicable, explain the reason for differences;
* Your method of amortization, such as straight-line or accelerated.
If you use straight-line, disclose the basis for using straight-line rather than an accelerated method of amortization (e.g., considering the likely entry of generic competition and other factors);

b) Please provide any other quantitative and qualitative information that you believe would be appropriate to help us understand your disclosure for these intangible assets; and,

c) Explain to us why you have not provided the above information in your MD&A to give investors information about these critical accounting estimates.


*    *    *    *

      	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jason Lawson, Staff Accountant, at (202)
551-
3166 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608
if
you have questions regarding the comments. Please contact me at
(202)
551-3679 with any other questions.

								Sincerely,



								Jim B. Rosenberg
						Senior Assistant Chief
						Accountant
Mr. Jean Vezina
Axcan Pharma Inc.
July 6, 2005
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